Exhibit 99.1

Harry Winston Diamond Corporation Announces First Quarter Fiscal 2010 Results

TORONTO, CANADA (June 4, 2009) – Harry Winston Diamond Corporation (TSX: HW, NYSE: HWD) (the "Company") today reported first quarter results for the period ending April 30, 2009. The Company recorded a consolidated net loss of $45.1 million or $0.68 per share for the quarter, compared to net earnings of $21.3 million or $0.35 per share in the first quarter of the prior year. Consolidated net loss for the quarter included a non-cash dilution loss of $34.2 million or $0.52 per share as a result of the investment by Kinross Gold Corporation in Harry Winston Diamond Limited Partnership, which holds the Company’s 40% interest in the Diavik Diamond Mine. The consolidated net loss also includes a $5.8 million net foreign exchange loss or $0.09 per share, compared to a $0.2 million net foreign exchange gain in the comparable quarter of the prior year, and an after-tax gain on the insurance settlement of $1.9 million or $0.03 per share. Excluding the impact of the non-cash dilution loss, the net foreign exchange loss, and the after-tax gain on the insurance settlement, the net loss would have been $6.9 million or $0.10 per share for the quarter.

Robert Gannicott, Chairman and Chief Executive Officer commented: "We began this quarter with a rough diamond market that could see no bottom and retail sales effectively stalled. Rough diamond prices fell to levels not seen since the inception of the Diavik Project, seven years ago. We ended the quarter with consistent improvement in rough diamond prices and the return of customers to our retail stores. This improvement has continued  through May in both of our business segments."

Consolidated sales were $109.6 million for the quarter compared to $156.1 million for the comparable quarter of the prior year, resulting in a 69% decrease in gross margin and a loss from operations of $10.1 million.

The mining segment recorded sales of $57.7 million, a 29% decrease from $81.4 million in the comparable quarter of the prior year. Rough diamond production for the calendar quarter was 0.7 million carats, consistent with production in the comparable quarter of the prior year. As a result of lower sales, the mining segment recorded a loss from operations for the quarter of $5.1 million compared to earnings from operations of $42.0 million for the comparable quarter of the prior year.

The retail segment recorded a 30% decrease in sales to $51.9 million, with a loss from operations of $5.0 million compared to a loss from operations of $2.4 million in the first quarter of the prior year. Retail segment selling, general and administrative expenses decreased by $5.8 million from $36.1 million in the comparable quarter of the prior year.

First Quarter Fiscal 2010 Financial Highlights
(US$ in millions except Earnings per Share amounts)

	Three months	Three months	Twelve months
	ended	ended	ended
	April 30, 2009	April 30, 2008	January 31, 2009
Sales	109.6	156.1	609.2
Earnings from operations (loss)	(10.1)	39.6	166.1
Net earnings (loss)	(45.1)	21.3	70.1
Earnings (loss) per share	($0.68)	$0.35	$1.15

Annual General Meeting and Webcast

Beginning at 10:00AM (EDT) today, June 4, 2009, the Company will hold its Annual Meeting of Shareholders at the Fairmont Royal York Hotel, 100 Front Street West, Toronto, Ontario in the Imperial Room on the Lobby Level. Interested parties unable to attend may listen to a webcast of the meeting and a review of the first quarter results on the company's website at http://investor.harrywinston.com. An online archive of the webcast will be available on the company's website at http://investor.harrywinston.com later the same day.

About Harry Winston Diamond Corporation

Harry Winston Diamond Corporation is a specialist diamond enterprise with assets in the mining and retail segments of the diamond industry. Harry Winston supplies rough diamonds to the global market from its 40 per cent ownership interest in the Diavik Diamond Mine (economic ownership of 31%).

The company’s retail division is a premier diamond jeweler and luxury timepiece retailer with salons in key locations, including New York, Paris, London, Beijing, Tokyo, and Beverly Hills.

The Company focuses on the two most profitable segments of the diamond industry, mining and retail, in which its expertise creates shareholder value. This unique business model provides key competitive advantages; rough diamond sales and polished diamond purchases provide market intelligence that enhances the Company’s overall performance.

For more information, please visit www.harrywinston.com.

For investor information, visit http://investor.harrywinston.com or call Investor Relations on (416) 362-2237 ext 290.